Verdant Power, Inc.

A Delaware corporation

Consolidated Financial Statements (Unaudited)
and
Independent Accountant's Review Report

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT



To the Stockholders & Board of Directors
Verdant Power, Inc.
New York, New York

We have reviewed the accompanying consolidated financial statements of Verdant Power, Inc, which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11 of the financial statements, Verdant Power, Inc. has historically relied on outside sources to fund operations and has incurred significant, recurring losses. Accordingly, substantial doubt is raised about Verdant Power, Inc's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

December 14, 2017

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

VERDANT POWER, INC
Consolidated Balance Sheets
(unaudited)

| | As of December 31, | |
	2016	2015
ASSETS		
Current assets:		
Cash & equivalents	$ 115,512	$ 397,155
Accounts receivable, net	779	21,930
GST receivable	299	278
Total current assets	116,590	419,363
Property, plant & equipment, net	26,465	19,471
Other assets:		
Patents, net	107,353	122,195
Trademark, net	16,148	17,838
Prepaid insurance	16,557	7,068
Security deposit	-	5,999
Total other assets	140,058	153,100
Total Assets	$ 283,113	$ 591,934
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable & accrued liabilities	$ 597,052	$ 603,128
Convertible notes, current	894,838	1,595,781
Total current liabilities	1,491,890	2,198,909
Convertible notes, long term	-	-
Total liabilities	1,491,890	2,198,909
Commitments & contingencies	100,168	-
Stockholders' Equity:		
Preferred stock - 5,000,000 shares authorized; $.0001 par value; zero shares issued and outstanding	-	-
Common stock - 225,000,000 shares authorized; $.0001 par value; 134,340,000 and 123,478,166 issued and outstanding, respectively.	13,434	12,348
Additional paid in capital	10,762,234	9,029,468
Retained earnings	(10,854,417)	(9,496,690)
Net loss	(1,442,074)	(1,357,727)
Accumulated other comprehensive income	211,878	205,626
Total stockholder's equity	(1,308,945)	(1,606,975)
Total Liabilities and Stockholder's Equity	$ 283,113	$ 591,934

VERDANT POWER, INC
Consolidated Statements of Operations
(unaudited)

	For the years ended December 31,	
	2016	2015
REVENUE		
Federal and state cost sharing revenue	$ 219,468	$ 75,785
Consulting fees	266,843	7,052
Total revenue	486,311	82,837
COST OF REVENUE		
Direct project expenses - shared	355,066	193,755
Wages - shared	45,346	-
Project management - shared	2,081	-
Consulting - shared	82,262	-
Total cost of revenue	484,755	193,755
Gross margin	1,556	(110,918)
Sales, General and Adminstrative Expenses		
Salaries	287,974	266,779
Bad debt	21,930	-
Fringe benefits	45,239	41,611
Management consulting	63,939	68,279
Professional fees	45,972	20,079
Contract R&D expenditures	28,630	-
Facilities expense	12,767	69,661
Office and administrative	30,251	40,070
Insurance	27,162	58,860
Travel and entertainment	29,628	19,615
Stock compensation	647,859	563,757
Amortization	16,532	14,213
Depreciation	19,294	19,904
Total sales general and administrative expenses	1,277,177	1,182,828
Operating Income (loss)	(1,275,621)	(1,293,746)
Other income (expense)		
Interest Income	9	17
Interest expense	(66,294)	(63,998)
Loss on contingent settlement	(100,168)	-
Total other income (expense)	(166,453)	(63,981)
Total income (loss) before taxes	(1,442,074)	(1,357,727)
Provision for income taxes	-	-
Net loss	$ (1,442,074)	$ (1,357,727)
Other comprehensive income (loss)		
Foreign exchange translation adjustment	6,252	14,172
Comprehensive loss	$ (1,435,822)	$ (1,343,555)
Net loss per common share, basic & diluted	(0.011)	(0.011)
Weighted average shares outstanding, basic & diluted	128,775,132	122,510,515

VERDANT POWER INC
Consolidated Statements of Cash Flows
(unaudited)

| | For the year ended December 31, | |
	2016	2015
Net income (loss)	(1,442,074)	(1,357,727)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	19,294	19,904
Amortization	16,532	14,213
Bad debt	21,930	-
Stock compensation	647,859	563,757
Changes in operating assets and liabilities:		
Accounts receivable	(797)	414
Prepaid expenses	(3,491)	16,716
Accounts payable and accrued expenses	94,326	27,851
Net cash used by operating activities	(646,421)	(714,872)
Cash flows from investing activities		
Equipment purchases	(26,345)	(38,008)
Net cash used by investing activities	(26,345)	(38,008)
Cash flows from financing activities:		
Proceeds from convertible notes	384,872	1,093,899
Net cash provided by financing activities	384,872	1,093,899
Effect of foreign exchange	6,252	14,172
Net cash increase (decrease)	(281,642)	355,191
Cash at beginning of period	397,154	41,964
Cash at end of period	$ 115,512	$ 397,155
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$ -	-
Income taxes	$ 13,684	$ 19,696
Non-cash investing and financing activities:		
Stock issued for settlement of debt	$ 1,085,993	$ 252,500

VERDANT POWER INC
Consolidated Statement of Changes in Stockholders' Equity
(unaudited)

For the years ended December 31, 2016 and 2015

	Common Stock			Retained Earnings (Deficit)	AOCI	Total Stockholders' Equity
	Shares	Amount	APIC			
Balance - December 31, 2014	120,281,792	12,028	8,146,393	(9,496,690)	191,454	(1,146,815)
Shares Issued - Debt Settlement	671,374	67	67,070	-	-	67,137
Shares Issued - Note Conversions	2,525,000	253	252,248	-	-	252,500
Stock Compensation	-	-	563,757	-	-	563,757
Effect of foreign exchange rates	-	-	-	-	14,172	14,172
Net loss	-	-	-	(1,357,727)		(1,357,727)
Balance December 31, 2015	123,478,166	12,348	9,029,468	(10,854,417)	205,626	(1,606,975)
Shares Issued - Note Conversions	10,857,500	1,086	1,084,907	-	-	1,085,993
Effect of foreign exchange rates	-	-	-	-	6,252	6,252
Stock Compensation	-	-	647,859	-	-	647,859
Net loss	-	-	-	(1,442,074)	-	(1,442,074)
Balance - December 31, 2016	134,335,666	13,434	10,762,234	(12,296,492)	211,878	(1,308,946)

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VERDANT POWER, INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2016 and 2015

1. Nature of Operations & Summary of Significant Accounting Policies:

   a. <u>Nature of operations</u>

   Verdant Power, Inc. (and subsidiaries) "('the Company") was initially founded as a Limited Liability Company, Verdant Power LLC, on March 29, 2000 and separately incorporated in the State of Delaware on June 28, 2006. Membership interests of the Limited Liability Company were converted to common shares of the Corporation on August 22, 2006. Verdant Power Inc. is the sole member or 100% owner of Verdant Power LLC. In turn Verdant Power LLC is the sole shareholder of Verdant Power International, Inc. a Delaware Corporation, which in turn is the sole owner of Verdant Power Canada, ULC and Verdant Power UK, Ltd. As of December 31, 2016, Verdant Power LLC discontinued operations and was merged into Verdant Power Inc. As a result, Verdant Power Inc. is the sole shareholder in Verdant Power International.

   Verdant Power Inc., as a consolidated entity and through its affiliates, is a world leader in the design, development and application of marine renewable energy solutions. Beginning in 1998, Verdant Power founders built, tested and deployed working prototypes of marine energy systems. Simple and modular in design, Verdant Power systems employ underwater turbines to generate renewable and reliable clean energy from the natural water currents of tides, rivers and manmade channels. The Company's 'Free Flow' Kinetic Hydropower System uses three-bladed, horizontal-axis turbines deployed underwater to generate clean renewable energy from tidal and river currents. Through the Company's research and development, patents related to the technology have been developed and recorded in the US Patent Office.

   Verdant Power is engaged in the research, development and installation of the power systems in North America, Europe, Asia and Africa. Verdant Power International has wholly-owned subsidiaries in the United Kingdom and Canada and, through the UK entity, a joint-venture in the Republic of Ireland. Intercompany transactions among all entities consist of financing and sharing resources and are eliminated upon consolidation.

VERDANT POWER INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2016 and 2015

On January 23, 2012, the Federal Energy Regulatory Commission (FERC) issued a pilot commercial license for the RITE (Roosevelt Island Tidal Energy) project – the first ever commercial license granted for tidal power in the United States. Under the license, Verdant Power may develop up to a 1.05 MW pilot project in the East Channel of the East River comprised of up to 30 commercial class (Generation 5) turbines, which would be installed in a staged approach. The pilot license issued to Verdant Power is for 10 years.

In August and September of 2012, the Company successfully deployed its Gen5 rotor at the RITE project site. The Free Flow System has now been advanced to the next generation (Gen5) and is planned for installation at the RITE site; East River in New York, NY. Additional projects are in early stage development and pending in Africa, Europe, Asia, and Canada.

b. Basis of Presentation

The consolidated financial statements of the Company have been prepared using the generally accepted accounting principles (GAAP) of the United States of America and are presented on the accrual basis of accounting. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are considered normal and recurring in nature. The Company's fiscal year-end is December 31.

The consolidated financial statements are expressed in US dollars. All inter-company transactions have been eliminated upon consolidation.

c. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Advertising Costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2016 and 2015, the Company recognized no material advertising costs.

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e.   Research and Development

The Company's research and development costs are expensed as incurred, unless related to the active pursuit of patents or other intellectual property. During the years ended December 31, 2016 and 2015, the Company recognized $28,630 and $0 in R&D costs, respectively.

f.   Accounts Receivable

Trade and other receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of receivables, and assessments of specific identifiable risks of uncollectability. The Company also considers any changes in the financial condition of its customers or other external market factors that could impact the amount the Company expects to receive in the determination of the allowance for doubtful accounts. At December 31, 2016 and 2015, accounts receivable consist of retention from New York State Energy Research and Development Authority (NYSERDA) that relates to 2011-2014 invoices. As a result of the aging of the receivables and other information, an allowance for bad debts placed on those receivables at December 31, 2016 in the amount of $21,930.

g.   Risks & Uncertainties

The Company's activities since inception have primarily consisted of product and business development and efforts to raise capital. As the Company progresses toward its commencement of full-scale, revenue-producing operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's plans, failing to profitably operate its business, recessions, downturns, changes in market conditions, governmental policy changes, or a host of other factors beyond the Company's control. Changes in any of these conditions could have an adverse impact on the Company's financial position and results of operations.

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h. Revenue and Cost Recognition

The Company recognizes revenue only when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured.

The Company had cost sharing contracts, grants and consulting arrangements variously with the U. S. Department of Energy, New York State Energy Research and Development Authority (NYSERDA) and the United States Trade and Development Authority, among others. The contracts provide cost reimbursements for a portion of project expenditures within contract guidelines. Revenue from grants and consulting arrangements is recognized when the above criteria are met. Revenue from cost sharing arrangements is recognized when the reimbursements have been invoiced by the Company and collectability is likely.

i. Trademarks

Trademarks are initially measured based on their acquisition cost and estimated useful lives. Trademarks are being amortized on a straight-line basis over a period of 5 to 15 years and are stated at cost net of accumulated amortization of $16,148 and $17,838 at December 31, 2016, and 2015, respectively.

j. Patents

Patents are initially measured based on their fair values and estimated useful lives. Patents are being amortized on a straight-line basis over a period of 10 to 25 years and are stated net of accumulated amortization of $107,353 and $122,195 at December 31, 2016 and 2015, respectively.

k. Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2016 and 2015, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by the FDIC.

l.   Machinery and Equipment

Machinery and office equipment are stated at cost and depreciation and amortization are provided over the estimated useful lives of the related assets using the straight-line method, between 3-10 years for various asset classes, or the remaining lease term for leasehold improvements.   Maintenance and repairs are expensed as incurred, while significant renewals or betterments are capitalized. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. In the event that the facts and circumstances indicate that the current carrying value is impaired, an evaluation of recoverability is performed. There can be no assurances that market conditions or demand for the Company's products and services will not change, which could result in future impairment. No impairment was considered necessary at December 31, 2016 or 2015.

m.   Comprehensive Income

The Company has adopted ASC 220, "Comprehensive Income," which establishes standards for reporting and the display of comprehensive income, its components and accumulated balances. Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners or distributions to owners. Among other disclosures, ASC 220 requires that all items that are required to be recognized under the current accounting standards as a component of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income (loss) is displayed in the balance sheet as a component of shareholders' equity.

n.   Net Income (Loss) Per Common Share

Basic earnings per unit is computed using the weighted-average number of units outstanding. The dilutive effect of potential units outstanding is included in diluted net earnings per unit, unless the effect would be considered anti-dilutive during periods of loss. As of December 31, 2016, the Company had convertible debt and warrants outstanding, convertible into approximately 44,105,000 shares of common stock.

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o. Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

   a. *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
   b. *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
   c. *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

p. Foreign Currency Adjustments

The U.S. dollar is the functional currency of the Company's worldwide continuing operations. All foreign currency asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses and property, plant, and equipment, which are remeasured at historical rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur. All foreign currency translations of the Company's subsidiaries are reflected in these financial statements.

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q. Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

r. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

In February 2016, FASB issued ASU 2016-02, "Leases," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. It will also require disclosures to help investor and other financial statements users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those annual years, and early adoption is permitted. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures, however, currently the Company has no leases.

There have also been a number of issued ASUs to amend authoritative guidance, including those above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

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VERDANT POWER INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2016 and 2015

2. Federal Income Tax

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits are not expected to be realized in the immediate future. State, city and franchise taxes are paid to New York State, New York City and the State of Delaware. Minimum state and local taxes that are not based on the Company's income are expensed and included in G&A costs in the statement of operations, totaling $13,684 and $19,696 in the years ending December 31, 2016 and 2015, respectively. The Company has consolidated U.S. carryforward losses of approximately $633,000, with an estimated deferred tax asset of $246,000 (valued at the combined 39% Federal and New York tax rates) that have a full valuation in place, resulting in a zero balance as of December 31, 2016. The Company's tax years beginning in 2013 are currently open and subject to examination by the IRS or other local or state tax agencies.

3. Foreign Operations

The Company is engaged in the research, development and installation of power systems in North America, Europe, Asia and Africa. During 2015 and 2016, the Company undertook resource assessment operations in Turkey and Ireland. At the end of 2016, these projects had

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not yet been completed. No material foreign exchange gain/loss has been recognized in the statement of operations.

4. <u>Funding and Sustainability</u>

In addition to revenue from grants and cost-sharing contracts, the Company operations have been funded through convertible loans and equity investments.

The Company contracted with the U. S. Department of Energy for a cost-sharing program in December 2012. The cost-sharing contract is for $3,100,000 to support the buildout of Gen5 regarding the RITE (Roosevelt Island Title Energy) project and began in the spring of 2013; it continued through 2016. Cost sharing is placed at 48% of the buildout contract amount.

Additionally, the Company in 2016 and 2015 has been in a cost-sharing program with NYSERDA (New York Sustainable Energy Research Development Authority) that began in April 2011. The initial award amount was $429,078 with cost share placed at 70% or $300,097.

The Company entered into a contract with the U. S. Trade and Development Agency (USTDA) in March, 2014 for $669,875 to partially fund a feasibility study for the Electricity Generation Company of Turkey; the related contract work was undertaken in 2016 and 2015.

The Company will continue to work under the above contracts and, as is reported in Note 8, additional contracts will support the Company's efforts in 2017. The Company is seeking additional funding through further issuances of equity.

5. <u>Property, Equipment, & Intangibles</u>

Property & equipment was made up of the following:

	December 31,	
	2016	2015
Machinery & equipment	$128,800	$130,286
Leasehold improvements	1,238	1,239
Software	27,775	-
Less: Accumulated depreciation	(131,348)	(112,054)
Property & equipment, net	$26,465	$19,471

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Depreciation expense for the years ended December 31, 2016 and 2015 was $19,294 and $19,904, respectively

Intangibles were made up of the following:

	December 31,	
	2016	2015
Patents	$209,248	$209,248
Trademarks	20,979	20,979
Less: Accumulated amortization	(106,726)	(90,194)
Intangibles, net	$123,501	$140,033

Amortization expense for the years ended December 31, 2016 and 2015 was $16,523 and $14,213, respectively.

6. <u>Convertible Notes Payable</u>

Debt consisted of convertible notes payable as follows:

	December 31,	
	2016	2015
Company directors	$ -	$ -
Individuals	755,794	1,459,834
Other entities	139,044	135,947
Total convertible debt outstanding	$894,838	$1,595,781

The Company had 11 outstanding convertible notes payable as of December 31, 2016 and 8 outstanding at December 31, 2015. The terms of the notes range from having interest rates between 1% and 12% and are convertible into common shares at fixed rates between $0.075 and $0.10 per share. Three of the notes were past due maturity as of December 31, 2016. Negotiations are underway to extend the maturity dates. Interest expense recognized on the notes totaled $63,353 and $61,147 during the years ended December 31, 2016 and 2015, respectively.

In 2016 and 2015, convertible loans outstanding were converted to equity resulting in additional paid-in capital of $1,084,907 and $252,248, respectively.

VERDANT POWER INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2016 and 2015

7. Shareholder's Equity

The Company is authorized to issue 225,000,000 shares of common stock at $.0001 par and 5,000,000 shares of preferred stock at $.0001 par. As of December 31, 2016, the Company has not designated any classes of preferred shares. Preferred shares, as currently designated, provide no preferential treatment. As of December 31, 2014, the Company had 120,281,792 shares outstanding.

During 2015 the Company issued the following:

- 671,374 shares to settle outstanding accounts payable, valued at $67,137
- 2,525,000 shares upon conversion of debt valued at $252,500

During 2016 the Company issued the following:

- 10,857,500 shares upon conversion of debt valued at $1,086,000

As of December 31, 2016, the Company had 134,335,666 shares of common stock outstanding, along with approximately 44,105,000 potentially issuable shares upon conversion of outstanding debt or exercise of outstanding warrants.

8. Related Party Transactions – Warrant Issuances

During the years ended December 31, 2016, and December 31, 2015, the board of directors approved the issuance of warrants to purchase an aggregate of 23,459,130 shares of the Company's common stock to its officers and directors. Such warrants are exercisable at prices ranging from $0.075 to $0.15 per share, immediately vest upon grant date, and expire at various times through September 2023. During the years ended December 31, 2016, and December 31, 2015, no warrants were exercised by the warrant holders. Warrant issuances were accounted for under Financial Accounting Standards Board Statement No. 123 using the Black-Scholes option-pricing model, which resulted in the recognition of $647,859 and $563,757 in compensation cost during the years ended December 31, 2016, and December 31, 2015, respectively.

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A summary of warrant activity for 2016 and 2015 is as follows:

	Number of Warrants	Weighted- Average Exercise Price	Warrants Exercisable	Weighted- Average Exercise Price
Outstanding, December 31, 2014	12,075,000	$0.12	12,075,000	$0.12
Granted	10,877,880	0.10		
Exercised	(0)	0		
Outstanding, December 31, 2015	22,952,880	0.11	22,952,880	0.11
Granted	12,581,250	0.10		
Exercised	(0)	0		
Outstanding, December 31, 2016	35,534,130	0.11	35,534,130	0.11

9. <u>Commitments & Contingencies</u>

Legal Matters

The Company may, from time to time, incur legal expenses related to defense of intellectual property or other claims or complaints during the normal course of business. As of December 31, 2016 and 2015, the Company is not aware of any ongoing litigation or legal actions against the Company or its stockholders.

Contingencies

During November 2017, the Company received a request for reimbursement from the US Trade and Development Agency (USDTA) in the amount of $100,168 related to revenue received by the Company in prior periods. The Company has recorded a current period liability and contingent loss in the same amount. See further in Note 10 below.

10. <u>Subsequent Events</u>

Contractual

In June of 2017, Verdant Power successfully completed the Budget Period (BP) I of its contract with the US Department of Energy (DOE) Water Power Technologies Office for "Integrated Development and Comprehensive Installation, Operation and Maintenance Testing at RITE of a KHPS TriFrame Mount". Verdant Power was selected for project continuation in a contractor down-select process. DOE is obligated to $3,750,000 for completion of BPs 2 & 3 beginning in August 2017 through early 2020.

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Additional ongoing government projects provide for the following:

- New York State Energy Research and Development Authority (NYSERDA) RITE Demonstration Project - $900,000 through 2019
- NYSERDA RITE Environmental Assessment Project - $130,000 through 2019
- Penn State University Applied Research laboratory (ARL) subcontract to support development of a state-of-the-art one-piece rotor for the Verdant Power KHPS, $50,000 through January 31, 2018.

Investment and Equity

Additional 365-day convertible notes investments of $225,000 and $300,000 were made into the Company by its lead investor on July 3, 2017 and October 17, 2017.

Contingencies

The Company has received notice from the US Trade and Development Agency (USDTA) in November 2017 requesting repayment of $100,168 of shared costs that had previously been received and recognized by the Company in prior periods. The Company also has outstanding invoices from the USDTA in the amount of $102,000, which have not been recognized in these financial statements due to the negotiations related to the repayment request, and because the criteria for revenue recognition had not been met as of December 31, 2016. Although the Company believes a favorable settlement is possible, a contingent settlement loss and related liability in the amount of $100,168 has been recognized as of December 31, 2016.

11. Going Concern

The accompanying financial statements have been prepared assuming Verdant Power Inc. will continue as a going concern. The Company is a development stage entity and has experienced substantial, recurring losses from operations. As presented in Note 4, the majority of cash has been funded through convertible loans and equity investments. Absent further success in raising cash through additional convertible loans and/or equity investments, there is substantial doubt about its ability to continue as a going concern for the next 12 months. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

SEE INDEPENDENT ACCOUNTANT'S REVIEW REPORT AND RELATED FINANCIAL STATEMENTS